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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 13E-3

                               (AMENDMENT NO. 3)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 SYSTEMIX, INC.

                              (Name of the Issuer)

                                 SYSTEMIX, INC.
                         NOVARTIS BIOTECH HOLDING CORP.
                                 NOVARTIS INC.

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                   871872-10-7
                     (CUSIP Number of Class of Securities)

          ROBERT L. THOMPSON, JR., ESQ.                              IRIS BREST, ESQ.
          NOVARTIS BIOTECH HOLDING CORP.                              SYSTEMIX, INC.
                  NOVARTIS INC.                                     3155 PORTER DRIVE
             C/O NOVARTIS CORPORATION                          PALO ALTO, CALIFORNIA 94304
           608 FIFTH AVENUE, 10TH FLOOR                               (415) 813-4119
             NEW YORK, NEW YORK 10020
                  (212) 830-2401

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                WITH COPIES TO:

             DAVID W. HELENIAK, ESQ.                              MORRIS J. KRAMER, ESQ.
               SHEARMAN & STERLING                       SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
               599 LEXINGTON AVENUE                                  919 THIRD AVENUE
             NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10022
                  (212) 848-4000                                      (212) 735-3000

    This statement is filed in connection with (check the appropriate box):

a.    / /      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    / /      The filing of a registration statement under the Securities Act of 1933.
c.    /X/      A tender offer.
d.    / /      None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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              This Amendment No. 3 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Amendment") relates to the offer by Novartis Biotech Holding Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis Inc., a company organized under the laws of Switzerland ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of SyStemix, Inc. (the "Shares"), a Delaware corporation, at a price of $19.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 17, 1997 and in the related Letter of Transmittal.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

Item 10 of the Schedule 13E-3 is hereby amended and supplemented as follows:

              The Offer expired at 12:00 midnight, New York City time, on Friday, February 14, 1997. Based on a preliminary count, approximately 4,711,319 Shares were tendered pursuant to the Offer, of which 910,839 were tendered pursuant to notices of guaranteed delivery. Such Shares (including Shares delivered pursuant to notices of guaranteed delivery) constituted approximately 30.6% of the outstanding Shares and approximately 98.2% of the outstanding Shares held by persons other than Parent, Purchaser and their affiliates. On Saturday, February 15, 1997, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. In addition to the Shares acquired pursuant to the Offer, Purchaser and Parent own 10,610,099 Shares, representing approximately 68.9% of the outstanding Shares. As a result, Purchaser and its affiliates own approximately 99.5% of the outstanding Shares, which is a sufficient number of Shares to enable Purchaser to effect the Merger without a vote or meeting of the Company's stockholders. After the Merger, Parent will indirectly own 100% of the Company. Purchaser intends to effect the Merger as soon as practicable. A press release issued by Parent on February 18, 1997 announcing the expiration of the Offer and the acceptance of validly tendered Shares is attached hereto as Exhibit (d)(9) and is incorporated herein by reference.

ITEM 17. EXHIBITS

Item 17 of the Schedule 13E-3 is hereby amended by adding the following
Exhibit:

              Exhibit No. (d)(9) Press Release issued by Parent on February 18, 1997.


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                                   SIGNATURES

    After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 18, 1997         NOVARTIS BIOTECH HOLDING CORP.


                                By          /s/  Robert L. Thompson, Jr.
                                     -----------------------------------------
                                           Name:  Robert L. Thompson, Jr.
                                              Title:   Vice President

                                NOVARTIS INC.

                                By          /s/  Robert L. Thompson, Jr.
                                     -----------------------------------------
                                           Name:  Robert L. Thompson, Jr.
                                     Title:   Attorney-in-Fact


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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 18, 1997         SYSTEMIX, INC.


                                By              /s/ John J. Schwartz
                                     -----------------------------------------
                                           Name: John J. Schwartz, Ph.D.
                                        Title: President and Chief Executive
                                                      Officer